Exhibit 99.1

PRESS RELEASE

MeaTech 3D Initiates Process to Voluntarily Delist its Ordinary Shares from the Tel Aviv Stock Exchange

Ness Ziona, Israel, May 3, 2021 – MeaTech 3D Ltd. ("MeaTech"), a technology company focused on developing cultured meat production capabilities including its proprietary three-dimensional printing technology, biotechnology processes, and customizable manufacturing processes for slaughter-free real meat manufacturing, today announced that it is initiating a process to voluntarily delist its ordinary shares, no par value (the “Ordinary Shares”), from the Tel Aviv Stock Exchange Ltd. (the “TASE”).

In accordance with applicable Israeli law and the rules of the TASE, the last day the Ordinary Shares will trade on the TASE will be August 3, 2021, and the Ordinary Shares will be delisted from the TASE on August 5, 2021. Until the last day of trading on the TASE, shareholders will be able to continue to buy and sell Ordinary Shares in the same manner as has been the case to date, by issuing buy or sell orders to the banks or brokers that hold the Ordinary Shares for the shareholders. Meat-Tech’s American Depositary Shares (the “ADSs”), each representing ten Ordinary Shares, will continue to be traded on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MITC.”

The decision to delist from the TASE was taken as MeaTech’s board of directors and management believe it will help position the MeaTech group of companies internationally, allow MeaTech to focus its investor and public relations efforts, and maximize MeaTech’s potential.

MeaTech does not anticipate any change or damage to the value of holdings or tradeability of the Ordinary Shares as a result of the conversion into ADSs or from the transfer of the value into U.S. dollars. Every ten Ordinary Shares shall be converted into one ADS.

MeaTech urges all holders of Ordinary Shares that are traded on the TASE to convert their Ordinary Shares by the date of delisting from the TASE, and to contact their banks or brokers with any questions about the conversion process. MeaTech will pay directly to the Israeli banks and brokers their fees for all shareholders who convert Ordinary Shares into ADSs on the date of delisting from the TASE. In addition, until 90 days from the date of this announcement, shareholders who convert their Ordinary Shares into ADSs will not be required to pay any conversion fees to the depositary, the Bank of New York Mellon.

About MeaTech

 MeaTech 3D is an international company at the forefront of the cultured meat revolution, listed on the Nasdaq and Tel Aviv stock exchanges as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef and chicken, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes cultured meat technologies hold significant potential to improve the sustainability of meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.
For more information, please visit https://meatech3d.com/.

Forward-Looking Statements

This press release contains forward-looking statements, including with respect to the delisting of MeaTech's ordinary shares from the Tel Aviv Stock Exchange. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. MeaTech undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Rainier Rainier Communications alanryan@rainierco.com	Megan Paul Edison Group mpaul@edisongroup.com	Ehud Helft Edison Israel ehelft@edisongroup.com